Exhibit 99.1
Satyam initiates
Virtual Pool Program to manage surplus staff
•	Initiative aims to retain skilled resources while enabling company to remain competitive

•	Applies to India based associates (employees)
HYDERABAD, India, June 11, 2009: Satyam Computer Services Limited (NYSE: SAY), a global consulting and information technology services provider, today announced that it is launching a one-time program, effective June 2009, which is aimed at addressing staff costs while retaining talent within the company.
This innovative program, named ‘Virtual Pool’ is applicable to those based in India and allows associates to take time-off from work on a reduced pay structure — for up to six months — while they continue to retain their employment with the company. The company anticipates that approx 7,000 to 10,000 associates will be part of this program, during the period that it is in operation.
The program has been designed to cover associates who have not been in billable roles for three months or more and includes support resources.
Associates identified to be part of the Virtual Pool program will receive their ‘Basic’ pay, in addition to Provident Fund and Medical Insurance. The employment status continues undisturbed and based on business requirements, associates may be recalled and reinstated on full pay and benefits.
Associates will continue to have access and guidance to continuously upgrade their skills utilizing Satyam’s learning programs and mentoring resources, equipping them for the evolving business landscape.
“The Virtual Pool program is an innovative way of retaining the excellent human assets of Satyam despite the difficult global economic situation. The recessionary climate that has seriously affected the IT industry, in addition to the unprecedented set of events that Satyam faced recently, has added to its pressures. The Virtual Pool Program is a unique way of retaining associates and developing them further through training, while ensuring the financial viability of the company,” said Kiran Karnik, Chairman of Satyam’s Board.

Mr. AS Murty, CEO, Satyam said, “The government appointed directors have played a stellar role in stabilizing Satyam during its most precarious moments. They provided the much-needed confidence to the stakeholders and prepared Satyam for its arduous journey to recovery. The Virtual Pool program is a necessity under the current circumstances and will provide the company with the required leeway to make investments and recover lost ground. The leadership team is totally committed to doing everything it can to recall associates from the Virtual Pool in an accelerated manner. I am certain we will all emerge much stronger from this transient phase.”
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on November 7, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov
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Satyam Contacts
For clarifications, write to us at: MediaRelations@Satyam.com

About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.
For more information pls contact:
Prasenjit Roy — Tech Mahindra
Mob: 09987752715
Email: pgroy@techmahindra.com
About The Mahindra Group
The US $6.3 billion Mahindra Group is among the top 10 industrial houses in India. Mahindra is the market leader in multi-utility vehicles in India. It made a milestone entry into the passenger car segment with the Logan. Mahindra & Mahindra is the only Indian company among the top tractor brands in the world.
The Group has a leading presence in key sectors of the Indian economy, including the financial services, trade, retail and logistics, automotive components, after-market, information technology and infrastructure development. Mahindra has made an entry in the two-wheeler segment which will see the company emerge as a full-range player with a presence in almost every segment of the automobile industry.
Mahindra’s Farm Equipment Sector is the proud recipient of the Japan Quality Medal, the only tractor company worldwide to be bestowed this honour. It also holds the distinction of being the only tractor company worldwide to win the Deming Prize. The US based Reputation Institute has ranked Mahindra among the top 10 Indian companies in its Global 200: The World’s Best Corporate Reputations list.
Mahindra is also one of the few Indian companies to receive an A+ GRI checked rating for its first Sustainability Report for the year 2007-08.